UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36260 / July 21, 2026

In the Matter of:

Diameter Credit Company
Diameter Dynamic Credit Fund
Diameter Capital Partners LP
Diameter Principal Finance LLC
Diameter DCF Advisor LLC
Diameter Principal Finance Partnership LP
Diameter CLO Advisors LLC
Diameter EU CLO Advisors LLC
and certain of their affiliated entities as described in Appendix A to the application.

50 Hudson Yards, Suite 6600A
New York, NY 10001

812-15894

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Diameter Credit Company, et al. filed an application on September 4, 2025, and amendments to
the application on February 26, 2026, and April 27, 2026, requesting an order under sections
17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act
that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4)
of the Act and rule 17d-1 under the Act. The order would permit certain business development
companies and registered closed-end management investment companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On June 22, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36216). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Diameter Credit Company, <u>et al</u>. (File No. 812-15894) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.